Exhibit 99.2

ADDENDUM
TO
MANAGEMENT INFORMATION CIRCULAR

July 22, 2013

ADDENDUM TO MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 23, 2013

BACK GROUND

This is an addendum to the Management Information Circular (the “Circular”) dated June 18, 2013 for the annual and special meeting of shareholders to be held July 23, 2013. This update is at the request of the Ontario Securities Commission letter dated July 19, 2013 upon review of the Circular, which require certain additional disclosure to the following items as relative to Continuous Disclosure Obligations and Protection of Minority Security Holders in Special Transactions.

1.	ELECTION OF DIRECTORS

Don Allan has been removed from the nominated directors of Northcore, due to an omission of Continuous Disclosure Obligations in the Circular related to the Blue Horizon Industries Inc. cease trade order issued by the Alberta Securities Commission and the British Columbia Securities Commission on March 6, 2012 and August 9, 2012 respectively, while Don Allan was acting as a director and CEO of Blue Horizon. OSC (NI 51-102) requires the disclosure of certain matters if a proposed director is, or has been, as director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

2.	ISSUANCE OF COMMON SHARES FOR PURCHASE OF ASSETS FROM CIELO GOLD CORPORATION

Title to the renewable-diesel intellectual property (the “Assets”) being purchased from Cielo Gold Corp. (“Cielo”) in the proposed Asset Purchase Transaction, was bound by a new interim agreement dated June 12, 2013 between Cielo and Blue Horizon Industries Inc. at point of issuing Northcore’s Circular; completion of the purchase by Cielo of the Assets is effective on July 22, 2013 and confirmation of title transfer for the Assets will be provided to Northcore during completion of due diligence prior to closing the Asset Purchase Transaction. Cielo’s title to the demonstration plant has been transferred from Blue Horizon as of July 22, 2013.

The purchase price for the Assets of up to $3,500,000 used a 5 day trailing average of  Northcore’s share price of $0.013 per share, times the proposed number of shares issued for a 48% equity ownership position in Northcore. The valuation was determined to be reasonable now that the technology has achieved the important milestone of evidencing a successful field test in the production of high quality renewable diesel fuel in its demonstration plant. The approach to valuation in negotiations was a view of the potential revenue stream from commercializing the Bio-Diesel intellectual property and that the board of directors view the return potential and the net present value for the first cluster of 6 refineries, as a well negotiated purchase price by Northcore, a price that is below what could be viewed as fair value and below the total amount that has been invested in creating the IP life-to-date. This approach to valuation,  supports management’s belief in venture level return potential for the negotiated purchase price. The Assets are comprised of intellectual property that enable the scaled production of high margin modular renewable-diesel refineries, as well as the field demonstration plant that has a current book value of $286,003.

Don Allan’s role as CEO and on Boards of Directors within the Blue Horizon Group of Companies and Cielo Gold Corp, the entities involved with the Asset Purchase Transaction, are disclosed on page 5 of the Circular.

Implications of the Asset Purchase Transaction Not Closing:

Management believes that completion of the proposed transaction will satisfy the continued listing review of Northcore currently underway with the TSX, as well as, supporting an attractive offer to potential Northcore investors.  There is no certainty that regulatory approval will be received for the proposed transaction. TSX has not approved the transaction as at July 22, 2013. Company’s continued listing review, pending further analysis and a review meeting on July 31, 2013 with the TSX. Should the Asset Purchase Transaction not close, there is an increased risk that Northcore shares would be delisted from trading on the TSX upon their review meeting on July 31, 2013 and that a circumstance of financial duress would be the basis for seeking further funding, the combination of which would challenge Northcore as a going concern.

Related Party Disclosure:

Rule 61-501 referenced in the Circular was replaced with Rule 61-101 and as the “related party transaction” contextual review of the Asset Purchase Transaction, Northcore maintains its confirmation that “at the time the transaction was agreed to, there was no prior involvement between the parties”. Although Don Allan has ownership position in Blue Horizon (10%) and Cielo (15%) but it does not have a conflict of interest in the transaction as he did not have ownership interest(s) in the assets or securities of Northcore. Further, as a result of the proposed transaction, there is no change in control of the Board of Directors, less than 50 percent of the equity base of Northcore would be affected by the transaction, and Don Allan will remain at arms-length to the Asset Purchase Transaction by having no involvement in the transaction on behalf of Northcore.

Don Allan was announced as CEO of Northcore on June 10, 2013 after the Asset Purchase Transaction was agreed to, in order to begin implementation of the strategic relationship between Northcore and Cielo. Don Allan fills the CEO vacancy at Northcore over the past 8 months, temporarily fulfilled by Interim CEO, James Moskos.  Continuation of Don Allan in the role of CEO at Northcore will be contingent upon closing the proposed Asset Purchase Transaction.

A news release announcing the Addendum to the Circular has been issued and filed on the Company’s website, SEDAR and EDGAR.

DATED at Toronto, Ontario this 22nd day of July 2013.

BY ORDER OF THE BOARD

“Don Allan”
Chief Executive Officer